ACTUARIAL OPINION AND CONSENT                 EX-8
               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

                                December 26, 2001



Jackson National Life Insurance Company of New York
2900 Westchester Avenue
Purchase, NY 10577


Gentlemen:

This opinion is furnished in connection with the filing by Jackson National Life Insurance Company of New York ("Jackson National") of Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-6 (File No. 333-67092) covering an indefinite amount of interests under the Jackson National's Modified Single Premium Variable Life Insurance Policy (the "Policy"). Premium received under the Policy may be allocated to the Separate Account. The prospectus included in Amendment No. 1 to the Registration Statement describes the Policy. I am familiar with the Policy provisions and with Amendment No. 1.

It is my opinion that the hypothetical examples of the monthly cost of insurance included in Amendment No. 1, based on the assumptions stated in the hypothetical examples, are consistent with the provisions of the Policy. The current and guaranteed cost of insurance rates used in the examples have not been designed so as to make the relationship between current and guaranteed rates more favorable for the ages and sexes illustrated than for non-tobacco using prospective purchasers at other ages. The non-tobacco using rate class generally has lower cost of insurance rates than the tobacco using rate class. The female rate class generally has lower cost of insurance rates than the male rate class.

I hereby consent to the use of this opinion as an exhibit to Amendment No. 1 and to my name under the heading "Experts" in the Prospectus included as part of Amendment No. 1.

Sincerely,

/s/ Lisa C. Drake

Lisa C. Drake, FSA, MAAA
Vice President and  Chief Actuary